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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  001-10309

Cable and Wireless Public Limited Company

(Exact name of registrant as specified in its charter)

The Point, Paddington Basin, 37 North Wharf Road,
London W2 1LA, England

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, Nominal Value 25 pence each

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☒
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.   Exchange Act Reporting History

Not applicable

Item 2.   Recent United States Market Activity

Not applicable

Item 3.   Foreign Listing and Primary Trading Market

A.     Primary trading market: London Stock Exchange, ENGLAND

            B.     Listing date: 28 October 1981.   Listing maintained for over 20 years.

    C.     Percentage of trading in UK:                                                                                99.9%

12 months 1 June 2006 to 31 May 2007
		Volume millions
Ordinary shares	London	7691.3	99.9%
Ordinary shares	Germany	0.7
Ordinary shares	US OTC	4.0
Ordinary shares	ITG Posit	2.6
Ordinary shares	Virt-x	0.1
	Non-London	7.4	0.1%

	Total	7698.7	100.0%

Item 4.   Comparative Trading Volume Data

A.     12  months 1 June 2006 to 31 May 2007

B.      US                                                        251 trading days                              Average daily trading volume                 15,774 shares
Worldwide                                          253 trading days                             Average daily trading volume                 30,429,564 shares

C.     US average daily trading volume as % worldwide average trading volume

US                                                        15,774
World wide                                         30,429,564
%                                                          0.05%

    D.     Cable and Wireless terminated its American Depositary Receipt ("ADR") programme and voluntarily delisted from the New York Stock Exchange ("NYSE"),  effective from 16:00 Eastern Standard Time on 13 December 2005.

12 months 14 December 2004 to 13 December 2005
		Volume millions		Volume millions
Non-US
Ordinary shares	London			7831.0	98.8%
Ordinary shares	Germany			0.8
ADRs	Germany	0.0	ADR ratio 3	0.0
Ordinary shares	ITG Posit			16.0
Ordinary shares	Virt-x			0.0
				7847.8
US
Ordinary shares	US OTC			1.0
ADRs	US	26.2	ADR ratio 3	78.8
				79.8

			Total	7927.6	100.0%

US                                                          253 trading days                               Average daily trading volume    315,302 shares
Worldwide                                            253 trading days                               Average daily trading volume    31,334,236 shares

US average daily trading volume as % worldwide average trading volume

US                                                           315,302
World wide                                            31,334,236
%                                                             1.01%

    E.       As above, ADR terminated 13 December 2005.  Same data applies as shown in Item 4 D.

    F.       All data sourced from Bloomberg.

Item 5.   Alternative Record Holder Information

Not applicable

Item 6.   Debt Securities

Not applicable

Item 7.   Notice Requirement

Not applicable

Item 8.  Prior Form 15 Filers

         A.       Form 15 was filed 9 June 2006 to terminate the registration of the Ordinary Shares, Nominal Value 25 pence each, pursuant to Rule 12g-4.

             B.       See Items 3 and 4.

     C.       Not applicable

PART II

Item 9.   Rule 12g3-2(b) Exemption

Information required by Rule 12g3-2(b)(1)(iii) will be published on www.cw.com

PART III

Item 10   Exhibits

See  Form 15 filed on 9 June 2006 with the United States Securities and Exhange Comission (Commission File No. 001-10309).

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cable and Wireless Public Limited Company has caused this certification on Form 15F to be signed on its behalf by the undersigned duly authorized person.

Date:    10 July 2007

By:       /s/ Nick Cooper
            ------------------------
Name:  Nick Cooper
Title:    Group General Counsel and Company Secretary